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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*



                        Oil-Dri Corporation of America
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   677864100
        _______________________________________________________________
                                (CUSIP Number)




Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (10-88)

- -----------------------                                  ---------------------
  CUSIP NO. 677864100                                      PAGE 2 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ARIEL CAPITAL MANAGEMENT, INC.                      John W. Rogers, Jr.
         IRS ID # 36-3219058                                 SSN # ###-##-####

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2      Not Applicable                                          (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4       Illinois Corporation

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5       Ariel-   546,135                    Rogers- 0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6       Ariel-    16,800                    Rogers- 0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7       Ariel-   676,810                    Rogers- 0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8       Ariel- 0                            Rogers- 0

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9                            Ariel-   676,810                    Rogers- 0

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10      Not Applicable

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11                           Ariel-   676,810/4,819,038=14.04%   Rogers- 0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12                           Ariel- IA                            Rogers- HC

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
* This report is being made on behalf of John W. Rogers, Jr., President and principal shareholder of Ariel Capital Management, Inc., who may be deemed to have beneficial ownership of the securities of the issuer. Mr. Rogers disclaims beneficial ownership of shares held by Ariel Capital Management, Inc.

                                                           Date:    12/31/94
                                                                 ---------------
                                                                   Page 3 of 4

Item 1(a)       Name of Issuer:

                Oil-Dri Corporation of America
                -----------------------------------------------------


Item 1(b)       Address of Issuer's Principal Executive Offices:

                520 North Michigan Avenue, Chicago, IL 60611
                -----------------------------------------------------


Item 2(a)       Name of Person Filing:

                Ariel Capital Management, Inc.
                -----------------------------------------------------


Item 2(b)       Address of Principal Business Office:

                307 North Michigan Avenue, Chicago, IL 60601
                -----------------------------------------------------


Item 2(c)       Citizenship:

                an Illinois corporation
                -----------------------------------------------------


Item 2(d)       Title of Class of Securities:

                Common Stock
                -----------------------------------------------------


Item 2(e)       CUSIP Number:

                677864100
                -----------------------------------------------------


Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4.         Ownership.

                (a)  Amount Beneficially Owned:

                        (See Page 2, No. 9)
                      -----------------------------------------------

                                                           Date:    12/31/94
                                                                 ---------------
                                                                   Page 4 of 4

                (b)  Percent of Class:

                     (See Page 2, No. 11)
                     --------------------

                (c)  Number of shares as to which each person has:
                     (i) sole power to vote or to direct the vote (See Page 2, No. 5)
                            -------------------

                     (ii) shared power to vote or to direct the vote (See Page 2, No. 6)
                            -------------------

                     (iii) sole power to dispose or to direct the disposition of (See Page 2, No. 7)
                               -------------------

                     (iv) shared power to dispose or to direct the disposition of (See Page 2, No. 8)
                               -------------------

Item 5.         Ownership of Five Percent or Less of a Class.

                     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]


Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                     All securities reported upon this Schedule are owned by
                investment advisory clients of Ariel Capital Management, Inc., no one of which to the knowledge of Ariel Capital Management, Inc. owns more than 5% of the class.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                Not Applicable.
                ---------------


Item 8.         Identification and Classification of Members of the Group.

                Not Applicable.
                ---------------